Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated December 2, 2014

Registration No. 333-190407

FINAL TERM SHEET
Dated:  December 2, 2014

Issuers:	DIRECTV Holdings LLC (the “Company”) and DIRECTV Financing Co., Inc. (together with the Company, the “Issuers”)

Guarantors:	DIRECTV DIRECTV, LLC DIRECTV CUSTOMER SERVICES, INC. DIRECTV MERCHANDISING, INC. DIRECTV ENTERPRISES, LLC LABC PRODUCTIONS, LLC DIRECTV HOME SERVICES, LLC

Security:	3.95% Senior Notes due 2025

Principal Amount:	$1,200,000,000

Maturity:	January 15, 2025

Coupon (Interest Rate):	3.95% per annum. Interest on the notes will increase by 25 basis points (0.25% per annum) if the Merger Agreement is terminated in accordance with its terms without the Merger having been consummated.

Benchmark Treasury:	2.250% due November 15, 2024

Benchmark Treasury Spot and Yield:	99-22+ (2.283%)

Spread to Benchmark Treasury:	+175 basis points

Yield to Maturity:	4.033%

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing July 15, 2015

Make-Whole Call:	At any time prior to October 15, 2024 (three months prior to the maturity date of the notes), make-whole call at a discount rate of Treasury Rate plus 30 basis points

Par Call:	On or after October 15, 2024 (three months prior to the maturity date of the notes) at par

Price to Public:	99.313%

Settlement Date:

December 11, 2014 (T+7)

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of the prospectus supplement, which will be the seventh business day following the date of pricing of the notes (such settlement cycle being referred to as T+7). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors of the notes who wish to trade notes on the date hereof or the next succeeding three business days should consult their own advisor.

Trade Date:	December 2, 2014

Denominations:	$2,000 & $1,000

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Santander Investment Securities Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC

Co-Managers:

BBVA Securities Inc.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBS Securities Inc.

SMBC Nikko Capital Markets Limited

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

CUSIP / ISIN Number:	25460C AA1 / US25460CAA18

The Issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the Commission for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the Commission web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 or J.P. Morgan Securities LLC at 1-212-834-4533 (collect) or Morgan Stanley & Co. LLC at 1-866-718-1649 or Santander Investment Securities Inc. at 1-212-407-7822.